Apextalk Holdings, Inc.
637 Howard St
San Francisco, CA 94105

December 23, 2008

Via EDGAR and FedEx
Mr. Larry Spirgel
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Apextalk Holdings, Inc.
Registration Statement on Form S-1
Filed October 3, 2008
File No. 333-153838

Dear Mr. Spirgel:

We are in receipt of your comment letter dated December 12, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

1.
We note your responses to comments one and four from our letter dated October 31, 2008 and your disclosure on the prospectus cover page that the shares being registered represent “approximately 33% of our currently outstanding shares held by non-affiliates.” In your response letter, please tell us how you arrived at this percentage.

Answer:                      The number of shares being registered is one third of the non-affiliate shares (3,688,575) after adding back in the number of shares being registered by affiliates.

Directors, Executive Officers, Promoters and Control Persons, page 9

2.	We note your response to comment 14 from our letter dated Oct 31 2008. Please disclose any role Mr. Chu has with the company in addition to his role as a director.

Answer:                      Please note that Mr. Chu has no additional role other than as one of the directors of the Company.

3.	We note your response to comment 16 from our letter dated Oct 31 2008. Please revise to indicate what definition of “independence” you are using. See Item 407(a)(1) of Regulation S-K.

Answer:                      Please note that the disclosure has been revised to include the definition of independence used by the board of directors.

Description of Business, page 13

4.	We note your response to comment five from our letter dated Oct 31, 2008. Please revise your disclosure to identify the parties involved in your “soft launch”.

Answer:                      Please note that the disclosure has been revised to include that the applications were soft launched on the US market, by introducing the product slowly into the market by approaching the friends and business associates of our officers and directors to test our services.   The following individuals were approached with the soft launch of our applications:

Carl Smith
Barry Chan
Michael Warner
Jun Wang
Wade Lai
Steven Zhou
Tony Wong
Ron Tong
Raymond Chan
Thomas Chan
CY Hwang
Felix Chen
Jim Owens
Spencer Luo
Tom Chin
Thomas Leung
Clifton Yuen
Salome Fung
Stephen Wan

5.
We note the disclosure in Note 6 to your financial statement that one customer accounted for approximately 77% of your total sales for the nine months ended September 30, 2008. Please disclose the identity of this customer and the nature of the services you provide to it. If you have entered into an agreement with this customer, confirm that such agreement is included as an exhibit to this registration statement.

Answer:                      Please note that the disclosure has been revised to include that the wholesale customer that generates 77% of our total sales for the nine months ended September 30, 2008 is GYPO Media Ltd., with its head office located in Hong Kong. An agreement between the companies is included as an exhibit to the Form S-1.

6.	Please revise this section to include a summary of the material terms of your services agreements with Apex Telecom Inc and JAMS Group LLC.

Answer:                      Please note that this section has been revised to include a summary of the material terms of the services agreements with Apex Telecom Inc and JAMS Group LLC

Products and Services, page 14

7.	We note your responses to comment 19 from our letter dated Oct 31, 2008.
a.
Please explain why you believe that your products and services “offer competitive edge in the market because they have unique applications that are not offered in the current market,” as you disclose on page 13. In this regard, it is not clear how each of your products and services that are currently generating revenues, such as speed dialing and global forwarding, is unique from products and services currently available in the market places.

Answer:                      Please note that we have removed the above mentioned reference.

b.
Pease revise your disclosure to discuss the expected funding requirements for the launch of the “media tracker,” “Promotion Minute,” and “Virtual Office” services as well as the improvements you anticipate making to the “speed dial” and “Global Forwarding” services.

Answer:                      Please note that we have revised the section as follows:

We expect to utilize $30,000 to launch the “Media Tracker,” “Promotional Minute,” and “Virtual Office” services to the general public. We anticipate spending $10,000 to fund the promotion of the “Speed Dial” and “Global Forwarding” services. Accordingly, a total of $40,000 is the anticipated amount required to launch all of our services effectively.

c.
Please explain why you believe demand will be substantial once you have new funding and a systematic marketing and promotional plan in place, and provided any underlying support for your belief. We note your response that you have disclosed such information, but we believe additional disclosure is necessary for understanding the bases of your statement.

Answer:                      Please note that we have removed the above mentioned reference.

d.
Please discuss the effect of existing or probable domestic government regulations on the business. Explain in more detail why you believe that “the Chinese government is planning to reduce their control over the telecom industry over the next two years,” which disclose on page 15.

Answer:                      Please note that we have revised the statement to disclose that with the Chinese government entering the World Trade Organization, we believe the government will gradually reduce their control over the telecom industry over time.  We have also disclosed the following under “Regulation”:

In September 2001, the Chinese government entered the World Trade Organization (“WTO”). Based on the WTO requirement, China will become a member of the Basic Telecom Agreement which provides that China has to implement the pro-competitive regulatory principles embodied in the WTO agreement. China has to use a standard as other members are using, such as cost-base pricing, interconnected rights and independent regulatory authority. The Chinese government also agreed to technology-neutral scheduling, which means foreign suppliers can use any technology they choose to provide telecommunications services. Before entering the WTO, China did not allow foreign investment in telecommunication services.  Now, China will allow 49 percent foreign ownership for value-added telecommunication services.

According to the agreement, China will phase out all geographic restrictions for paging and value-added services in 2003, mobile/cellular in 2006 and domestic wireline services in 2007.  Although written in the WTO agreement, the Chinese government appears to be reluctant to open this market as agreed and will most likely gradually reduce their control over time.

8.
We note your revised disclosure on page 14. However, it appears that the primary source of your business at this time is the provision of international call termination services, as discussed in Note 6 to your financial statements. Pls expand your disclosure in this section to discuss the provision of international call termination services and explain how these services relate to the business plan you have described. Pls revise your disclosure to clarify the portion of your revenue that is currently generated by your Speed Dial, Global Forwarding and wholesale call minute services.

Answer:                      Please note that we have revised the disclosure as follows:

Currently, our primary source of business is international call termination services. Termination to international is conducted through Apex Telecom, which is using Quest, Level 3 and other telecom providers.  However, we are planning to use some other international call termination services to other providers such as Chunghwa Telecom for Taiwan routes and possible other carriers for other countries.

By connecting with different providers that are strong on connecting to their particular country or market, the sound quality will be more reliable and enhance our customers’ satisfaction. For the nine months ended September 30, 2008, the majority of our revenue is coming from retail including international and domestic connections. Speed Dial and Global Forwarding generated $11,452 and wholesale operation generated $34,284.  However, the “Promotional Minute” concept is more likely to use domestic connection instead of international call termination services, as the sponsors are located in the domestic market.

9.
Please  revise your disclosure to explain how your “soft-switch” platform enables you to connect to public telephone networks in order to provide your services to customers and disclosure the nature of any fees you are required to pay in order to access such networks.

Answer:                      Please note that the disclosure has been revised as follows:

Apextalk switch is a stand-alone PC-based PBX developed based on asterisk and Digium network cards. Digium cards provide digital telephony interfaces supporting both E1 and T1 environments that support PRI ISDN protocol families. Through the Digium cards, the Apextalk switch is connected to the PSTN network through PRI provided by different carrier.

Currently, it is Apex Telecom which provides phone service over broadband. We order Direct Inward Dialing (DID) numbers through Apex Telecom, which technically are virtual telephone numbers. Through Level 3, a major telecommunication service provider, we get the DID numbers. The DID numbers will be assigned to each individual customer when they sign up for our services.

Customers are calling their own access numbers, and the calls will be inbound to the Apextalk switch from the legacy PSTN network. The Apextalk switch will be dialing the pre-programming numbers and terminated to the PSTN termination partner.

The cost break down will be --
Bandwidth Fee $50 per month
Access PRI is $350 per line per month
The DID number costs about $0.50 per month. The PRI or T1 costs $350 per month.

10.
We note your revised disclosure on page 15 and your reference in this section to establishing partnership and joint venture with local service providers. Please expand your disclosure to discuss the nature of the partnerships and joint ventures you anticipate establishing. Such disclosure should include the types of service each party would contribute to the partnership or joint venture, the services and/or products the party would offer to the marketplace and the manner in which you would earn “loyalty fees” or other revenue from such relationships.

Answer:                      Please note that the disclosure has been revised as follows:

We have not signed any agreement with any overseas operators to date. The local partners and or joint venture parties will be value-added telecom providers in that particular country.  This overseas partnership is part of our international business model. It expands our coverage to other countries to offer our products and services. At the same time, we can support our US customers when they travel overseas to a country where we have local partners, and the local partners will be able to support them when they have communication problems.

We would like to offer our unique “Promotional Minute” applications to those partners which we believe it will increase their sales. When they are planning to sell our products and services, we will negotiate and collect loyalty fee when they offer these products and services.  We will setup an Apextalk soft-switch at their local data center. The partners and or joint venture parties will provide their own local DID numbers to their customers.  We intend to provide them the marketing concept and all the sales material.

Network Development, page 16

11.
We note your statement on page 16 that you will “secure more network connectively with various backbone network providers” as you expand into other markets. Please disclose management’s expectations for the manner in which you will service such connectivity (including any associate costs) and the on-going contractual relationship, if any, you anticipate having with these network providers.

Answer:                      Please note that the following disclosure has been added:

We plan to establish a Network Operation Centre (NOC) that allows interconnection and network monitoring between different operators around the globe. As the Company continues to grow, additional inbound PRI is required to provide adequate capacity and redundancy. The existing price for each PRI, provided by APEX Telecom, is $350. Prices from other carriers average $500.

At the same time, the increase in customer base will require additional termination partners to provide better quality product as well as redundancy. This will result in additional deposit requirement; $10,000 is the average deposit requirement for Tier-1 carrier.

When the company begins to establish services in other country, we will be required to establish a co-location in each country. The average cost to establish a co-location averages a $10,000 non-recurring charge and $2,500 for monthly recurring charge.

Plan of Operation, page 17

12.
We note your response to comment 22 from our letter dated Oct 31, 2008. Please revise your disclosure to explain how you arrived at these projections. For example, explain the basis for your belief that you will generate 4.5 new customers a day in the first 90 days. Also explain why you anticipate a larger increase of your growth in the last quarter. In addition, please explain how your new business plan differs from your past product launches.

Answer:                      Please note that the disclosure has been revised to clarify that the projections are based on our estimates only, and the result is not yet realized.  We are only using this as our guideline to set milestones on our progress.  The increase in customers in the last quarter is based on the assumption that our sales persons have accumulated 9 months experiencing of selling our products and services; and therefore, the result of our sales should be increased. We have estimated double our signup rate to 9.5 customers per day.

13.
We note your response to comment 23 from our letter dated Oct 31, 2008. As previous requested, please revise this disclosure to discuss the source of the revenues you generated as well as your net losses for each period.

Answer:                      Please note that the disclosure has been revised to clarify that we currently generate revenues from three types of services that we are offering-- “Speed Dial,” “Global Forwarding” and “Wholesale Call Minute”. No other source of revenues are generated from our other products and services.  For the nine months ended September 30, 2008, we have generated $45,736 in revenue.  For the nine months ended September 30, 2008 and the year ended December 31, 2008 and 2007, we incurred a net loss of $96,039 and $26,687.

Very truly yours,

Apextalk Holdings, Inc.

By:	/s/Tony Lee
Tony Lee
Chief Executive Officer